Exhibit 3.15

FINANCIAL STATEMENTS
Reporting on The Financial Position as at December 31, 2005 and
The Three Months of Operations Ending December 31, 2005

Report of Management

The accompanying financial statements and all information in the Annual Report are the responsibility of management. Management has prepared the financial statements in accordance with accounting policies detailed in the notes to the financial statements and in accordance with Canadian generally accepted accounting principles, and where necessary includes amounts based on management’s informed judgments and estimates. Financial information throughout the Annual Report is consistent with the financial statements.

Management has developed and maintains appropriate systems of accounting and administrative controls to provide reasonable assurances that transactions are appropriately authorized, timely disclosures and communications with the regulators of any material information are met, assets are safeguarded and financial records are properly maintained to provide factual and reliable financial statements. Management also believes that the financial statements are prepared in accordance with applicable securities rules and regulations.

Ernst & Young, LLP, the Company’s external auditors, have audited the financial statements in accordance with auditing standards generally accepted in Canada and the United States. Their examination included a review of accounting systems and their detailed audit procedures covered all material transactions.

The Board of Directors, through its Audit and Reserves Audit Committees, is responsible for assuring that management fulfills its financial reporting responsibilities. The Audit Committee reviews our financial statements, considers the independence of external auditors and reviews the list of audit and non-audit services and fees to be provided to us by the external auditors. The Reserves Audit Committee reviews our annual estimates of crude oil and natural gas reserves and considers the qualifications and independence of the consulting reservoir engineers. Both Committees are comprised of independent directors. Each Committee gives its respective recommendation for approval to the Board of Directors. The Board of Directors has approved the information contained in the Annual Report.

Wayne J. Babcock	Michael A. Bardell
President & Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Shellbridge Oil & Gas, Inc.

We have audited the balance sheet of Shellbridge Oil & Gas, Inc. as at December 31, 2005 and the statement of operations and deficit and cash flows for the three month period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the three month period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,
March 10, 2006
(except for Note 16, which is as of March 17, 2006)	Chartered Accountants

Balance Sheet
(in Canadian dollars)

As at
December 31, 2005
$

ASSETS
Current
Cash and cash equivalents	5,831,357
Accounts receivable [note 10]	8,942,391
Prepaid expenses	108,233
Future income tax asset [note 7]	765,200
Total current assets	15,647,181
Crude oil and natural gas interests [note 4]	17,002,598
Capital assets [note 4]	317,693
32,967,472
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 14]	11,860,554
Total current liabilities	11,860,554
Asset retirement obligation [note 5]	1,237,535
Total liabilities	13,098,089

Commitments [note 12]

Shareholders’ equity
Share capital [note 6[a]]	21,106,626
Contributed surplus [note 6[c]]	630,534
Deficit	(1,867,777)
Total shareholders’ equity	19,869,383
32,967,472

See accompanying notes

On behalf of the Board

Director	Director

Statement of Operations and Deficit
(in Canadian dollars)

Three Months Ended
December 31, 2005
[note 1]
$

REVENUE
Crude oil and natural gas sales	3,574,607
Royalties	(883,364)
Production costs	(747,919)
1,943,324
EXPENSES
Transportation costs	258,519
General and administrative	870,331
Interest income	(67,663)
Stock-based compensation	630,534
Accretion of asset retirement obligation [note 5]	14,460
Amortization and depletion [note 4]	1,410,635
Exploration expenses	1,459,485
Loss before income taxes	(2,632,977)
Income tax recovery [note 7]
– Current	—
– Future	765,200
Net loss	(1,867,777)

Deficit, beginning of period	—
Deficit, end of period	(1,867,777)

Net loss per share [note 8]
basic	(0.06)
diluted	(0.06)

See accompanying notes

Statement of Cash Flows
(in Canadian dollars)

Three Months Ended
December 31, 2005
[note 1]
$

OPERATING ACTIVITIES
Net loss	(1,867,777)
Add (deduct) items not involving cash:
Accretion of asset retirement obligation [note 5]	14,460
Amortization and depletion [note 4]	1,410,635
Stock-based compensation [note 6[c]]	630,534
Exploration expenses	1,459,485
Changes in non-cash working capital affecting operating activities [note 9]	(3,771,116)
Cash used in operating activities	(2,123,779)

FINANCING ACTIVITIES
Shares issued for cash, net of share issuance costs	3,852,505
Cash provided by financing activities	3,852,505

INVESTING ACTIVITIES
Capital investment and exploration expenditures	(4,245,608)
Purchase of capital assets	(48,905)
Cash received pursuant to Plan of Arrangement [note 3]	3,563,870
Changes in non-cash working capital affecting investing activities [notes 3, 9]	4,833,274
Cash provided by investing activities	4,102,631

Increase in cash and cash equivalents	5,831,357
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	5,831,357

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	—
Income taxes	—

See accompanying notes

Notes to Financial Statements
(in Canadian dollars)

1. DESCRIPTION OF BUSINESS

Shellbridge Oil & Gas, Inc. (the “Company”) was incorporated under the laws of the Province of Alberta on July 7, 2005 and commenced commercial operations on October 1, 2005 under a Plan of Arrangement (“Arrangement”) entered into with Dynamic Oil & Gas, Inc. (“Dynamic”) and Sequoia Oil & Gas Trust (“Sequoia”). Therefore there are no comparative figures available. Under the Arrangement, the Company acquired certain crude oil and natural gas assets, working capital items, future income tax assets and asset retirement obligations from Dynamic (note 3). The financial statements reflect the financial position as at December 31, 2005, and the results of operations and cash flows since the Company’s commencement of operations on October 1, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles, which as applied in the financial statements, conform in all material respects to the accounting principles generally accepted in the United States, except as explained in note 11.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Crude oil and natural gas interests

The Company uses the successful efforts method to account for its crude oil and natural gas interests. Lease acquisition costs are amortized on a straight-line basis over their lease term prior to the discovery of proved producing reserves. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proved reserves or where one year has elapsed since the completion of drilling and near-term efforts to establish proved reserves are not foreseeable, intended, or in the Company’s control. All other costs of exploring and developing for proved reserves become capitalized crude oil and natural gas interests.

Capitalized proved producing crude oil and natural gas interests, including related plant and equipment, are depleted on a unit-of-production basis using the Company’s working interest share of proved crude oil and natural gas reserves, before royalties.

Crude oil and natural gas interests are recorded at cost less accumulated amortization and depletion. Natural gas and oil interests are assessed periodically for potential impairment to ensure that the carrying value of properties on the balance sheet is recoverable. If a property’s carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. The property is then assigned a fair value equal to its estimated discounted future cash flows and the excess carrying value is charged to amortization and depletion expense.

Joint interests

Substantially all acquisition, exploration, development and production activities of the Company are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquids investments that mature within one month of their purchase. They are recorded at cost, which approximates their market value.

Capital assets

Capital assets are recorded at cost, less accumulated amortization. Amortization is provided on a straight-line basis as follows – furniture and fixtures at 10.0% per annum; computer hardware at 33.3% per annum; computer software at 100% per annum; and leasehold improvements over the lease term.

Income taxes

The liability method is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively-enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Asset retirement obligations

The Company’s asset retirement obligations relate primarily to retirement obligations associated with tangible assets, such as well-sites and associated facilities. The fair value of an asset retirement obligation (“ARO”) is recognized in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the associated proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings/loss in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the accreted liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings/loss at that time.

Revenue recognition

Revenues from crude oil and natural gas are recorded when delivered and title passes to customers.

Stock-based compensation

The Company grants stock options to employees, directors and consultants pursuant to a Stock Option Plan described in note 6. The Company uses the fair value method of accounting for all stock-based awards granted. Under this method, compensation costs attributable to the options are measured at the fair-value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.

Foreign currency translation

All monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. The resulting foreign currency translation gains and losses are included in the determination of net earnings/loss. Revenue and expenses are translated at the average exchange rate for the period.

Measurement uncertainty

The amounts recorded for depletion and amortization of crude oil and natural gas interests and asset retirement obligations are based on estimates. Assessments for impairments in asset carrying costs are based on independent estimates of the future cash flows from the Company’s proved reserves. Such estimates result mainly from studies that combine well-by-well recovery factors, future commodity prices and field operating costs. By their nature these estimates are subject to measurement uncertainty and the effect of the financial statements of changes in such estimates in future years could be significant.

Earnings per share

The Company utilized the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming that the proceeds arising from the exercise of outstanding, in-the-money options, are used to purchase common shares of the Company at their average market price for the period.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Dynamic transferred to the Company certain producing and exploratory crude oil and natural gas properties. At the time of this transaction, Dynamic and the Company were related companies resulting in a transfer of assets to the Company from Dynamic at their carrying values as follows:

Net Assets Received	Amount

Cash	3,563,870
Assumed working capital deficit (net of cash)	(982,573)
Crude oil and natural gas interests	15,321,165
Capital assets	340,558
Asset retirement obligation	(988,900)
Common Shares issued pursuant to the Plan of Arrangement (25,754,278 shares) [note 6[a]]	17,254,120

4. CRUDE OIL AND NATURAL GAS INTERESTS, AND CAPITAL ASSETS

		Accumulated
		Amortization and	Net Book
December 31, 2005	Cost	Depletion	Value
	$	$	$

Crude oil and natural gas interests	41,959,496	24,956,898	17,002,598
Capital assets	907,396	589,703	317,693

At December 31, 2005, costs of $3,134,510 related to non-producing assets have been excluded from the calculation of amortization and depletion.

In the three month period ended December 31, 2005, the Company did not record any asset write-downs due to impairment tests.

5. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the change in the carrying amount of the obligation associated with the retirement of crude oil and natural gas properties:

Asset retirement obligation, following Plan of Arrangement [note 3]	988,900
Liabilities incurred during the period	66,502
Revisions in estimated cash flows	167,673
Accretion expense	14,460
Asset retirement obligation, end of period	1,237,535

The total undiscounted amount of estimated cash flows required to settle the obligation at December 31, 2005 is $1,660,195 which has been discounted using an average credit-adjusted risk free rate of 5.7%. These payments are expected to be made over the next 29 years with 37% of the costs incurred within the next five years.

6. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of voting Common Shares, without nominal or par value, and an unlimited number of non-voting Preferred Shares, without nominal or par value.

[a] Issued and outstanding

The following table sets forth the issued and outstanding Common Shares:

Common Shares	Number of Shares	Amount

Issued upon incorporation, July 7, 2005	1	1
Issued pursuant to Plan of Arrangement [note 3]	25,754,278	17,254,120
Shares issued on flow-through private placement	1,666,666	1,926,252
Shares issued on non-flow-through private placement	1,666,667	1,926,253
Issued and outstanding, December 31, 2005	29,087,612	21,106,626

On October 3, 2005 the Company issued 1,666,666 flow-through Common Shares at $1.20 per share through private placement for total gross proceeds of $2,000,000, less issue costs of $73,748. Also on that date, the Company issued 1,666,667 non-flow-through Common Shares at $1.20 per share for total gross proceeds of $2,000,000, less issue costs of $73,747.

Gross proceeds from the flow-through shares will be used to incur qualifying Canadian Exploration Expense (“CEE”) as defined in the Income Tax Act (Canada), and the Company has renounced officially on January 19, 2006 such CEE in favour of the original holders of the flow-through shares in an amount equal to the issue price for each flow-through share.

As at December 31, 2005, the Company had not issued any Preferred Shares.

[b] Stock Option Plan and Options Outstanding

The Company’s Stock Option Plan (the “Stock Option Plan”) approved by the shareholders authorizes the Board of Directors of the Company to issue stock options to directors, officers, employees or other service providers of the Company.

Under the Stock Option Plan, the maximum number of stock options granted and outstanding shall not exceed 10% of the issued and outstanding Common Shares of the Company, or such additional amount as may be approved by the shareholders of the Company. The term of the options granted shall be determined by the Board of Directors of the Company in its discretion, to a maximum of five years from the date of the grant. The Board of Directors has the authority to set vesting provisions and the exercise price of the options. Such exercise price shall not be lower than the market price. The market price means the closing price per Common Share on the day prior to the date of grant on the stock exchange on which the Common Shares are listed.

During the three month period ended December 31, 2005, options issued totaled 2,265,000 [1,690,000 to inside directors, officers, employees and non-employees; 575,000 to outside directors]. Options granted to directors, in their capacity as such, vest immediately, whereas all other options granted vest over thirty-six months. The exercise price of each option granted under the Stock Option Plan equals the amount designated in the individual agreement, which is based on the fair value of the stock at the date of grant.

A summary of the status of the Company’s Stock Option Plan as of December 31, 2005 is presented below:

	Number of Shares	Exercise Price $

Granted during the three month period ended December 31, 2005	2,265,000	1.44
Outstanding at period end	2,265,000	1.44
Options exercisable at period end	857,778	1.44

The exercise price for all the options outstanding as at December 31, 2005 is $1.44 per share. These options have a remaining contractual life of 4.75 years at December 31, 2005.

[c] Accounting for Stock Options

During the three month period ended December 31, 2005 the Company used the fair-value based method to account for stock options granted to directors, employees and non-employees, resulting in a stock-based compensation expense and a corresponding increase to contributed surplus of $630,534.

The Black-Scholes options valuation model was used to estimate the fair value of stock options. In addition, option valuation models require the input of highly-subjective assumptions, including the expected stock-price volatility. As changes in the subjective input assumptions can materially affect the fair-value estimate, the existing models do not necessarily provide a reliable, single measure of the fair value of the Company’s stock options.

The fair value of the stock options granted was estimated based on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three Month Period Ended
December 31, 2005

Dividend yield	0%
Expected volatility	71%
Risk-free interest rate	5.0%
Expected lives	3 years

The weighted average fair value per share of stock options granted during the three months ended December 31, 2005 was $0.72.

7. INCOME TAXES

As a result of the Plan of Arrangement, the Company’s tax pools exceeded the carrying value of the assets for accounting purposes. The Company has provided a valuation allowance against future tax assets that were not more likely than not to be realized.

As at December 31, 2005
$

Long term future tax asset:
Crude oil and natural gas interests	5,842,332
Finance charges	53,049
Asset retirement obligation	463,704
6,359,085
Valuation allowance	(5,593,885)
Future income tax asset	765,200

The reconciliation of income tax attributable to operations computed at the statutory tax rates is as follows:

		Three Month Period Ended
		December 31, 2005
	$	%

Tax at combined federal and provincial rates	(1,060,037)	(40.26)%
Tax effect of:
Non-deductible expenses	355,003	13.48%
Resource allowance	(60,166)	(2.29)%
Future income tax recovery	(765,200)	(29.07)%

8. NET LOSS PER SHARE

Basic net loss per share was calculated on the basis of the weighted average number of shares outstanding for the three month period ended December 31, 2005 of 28,978,915. The effect of any potential common share issuances due to the exercise of stock options in 2005 is anti-dilutive, therefore, all of the options outstanding have been excluded from the diluted loss per share calculation.

Three Month Period Ended
December 31, 2005
$

Numerator
Net loss for the period	(1,867,777)

Denominator
Weighted average number of common shares outstanding	28,978,915
Effect of dilutive stock options	—
28,978,915
Basic net loss per share	(0.06)
Diluted net loss per share	(0.06)

9. CHANGES IN NON-CASH WORKING CAPITAL BALANCES

[a] Changes affecting operating activities comprise:

Three Month Period Ended
December 31, 2005
$

Accounts receivable	(4,674,420)
Prepaid expenses	(108,233)
Future income tax asset	(765,200)
Accounts payable and accrued liabilities	1,776,737
(3,771,116)

[b] Changes affecting investing activities comprise:

Three Month Period Ended
December 31, 2005
$
Accounts receivable	157,852
Accounts payable and accrued liabilities	4,675,422
4,833,274

10. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying values of these financial instruments approximate their fair value.

The Company’s accounts receivables principally result from the sale of its various hydrocarbon commodities and from the collection of partner liabilities pursuant to joint venture agreements under which it has operatorship responsibilities. Substantially all of the Company’s accounts receivable as at December 31, 2005 are from other companies in the oil and gas industry. This concentration of customers may impact the Company’s overall credit risk, either positively or negatively, in that such entities may be similarly affected by industry-wide changes in economic or other conditions. To date, the Company has not incurred credit losses against its receivables. At December 31, 2005, one customer and three joint venture partners represent 42% of the accounts receivable balance.

As at December 31, 2005, amounts representing 48% of accounts receivable and 54% of accounts payable are yet to be resolved pursuant to the Plan of Arrangement.

11. RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which for the most part, are similar to United States generally accepted accounting principles (U.S. GAAP), except as follows:

[a]          For U.S. GAAP, the premium received by the Company on the issuance of flow-through shares which is in excess of the fair value of common shares is required to be credited to liabilities. The liability is reversed when tax benefits are renounced and, at that time, a deferred tax liability is recognized in respect of renounced Canadian exploration expenses. Any difference arising between the liability and deferred tax liability is accounted for as an income tax expense. During 2005, the total flow-through share premium received was $375,000.

[b]         For U.S. GAAP, dry hole expenses of $470,939 for the three month period ended December 31, 2005 included in investing activities on the statement of cash flows would be reported in operating activities. Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

[c]          For U.S. GAAP, the Company is required to present a statement of comprehensive income. For the three month period ended December 31, 2005, other comprehensive loss is equal to $2,632,977. After certain differences have been adjusted for, selected balance sheet items under Canadian and U.S. GAAP would be:

	December 31, 2005
	Canadian GAAP	U.S. GAAP
	$	$
Share capital [a]	21,106,626	20,731,626
Accounts payable and accrued liabilities [a]	11,860,554	12,235,554

Newly-issued U.S. Accounting Standards

Conditional Asset Retirement Obligations

During 2005, the FASB issued Financial Interpretation 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligations” as used in the FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement has not had a material impact on the Company’s results of operations or financial position.

Accounting Changes and Error Corrections

In June 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. In the absence of explicit transition provisions provided for in new or existing accounting pronouncements, Statement 154 now requires retrospective application of changes in accounting principle to prior-period financial statements, unless it is impracticable to so do. The Statement is effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this statement will have a material impact on its results of operations or financial position.

12. COMMITMENTS

[a] The Company has entered into an operating lease in respect of its office premises.

The minimum payments under this lease commitment, including estimated operating costs are as follows:

$(000’s)
2006	71
2007	71
2008	30
172

[b] As part of the Company’s flow-through share financing [see note 6], the Company is committed to renounce Canadian Exploratory Expense (“CEE”) in favour of the original holders of the flowthrough Common Shares. The Company renounced CEE of $2,000,000 officially on January 19, 2006. As at December 31, 2005, the Company had incurred approximately 53% of the qualifying expenditures. The remainder of the qualifying expenditures must be incurred by December 31, 2006.

13. ECONOMIC DEPENDENCY

The Mantario East property in Saskatchewan is a core property of the Company and the majority of crude oil production from the property is processed through facilities owned and operated on-site by the Company. During the period ended December 31, 2005, 72% of the Company’s total crude oil and natural gas sales revenue originated from Mantario East.

14. JOINT VENTURE OBLIGATION

Included in accounts payable and accrued liabilities is an accrual for an obligation related to one of the Company’s joint venture partners. The amount of the obligation is in dispute. Management believes that the amount accrued will be sufficient to provide for the eventual settlement of this obligation. The eventual resolution of this disputed obligation could result in a material adjustment.

15. RELATED PARTY TRANSACTIONS

On October 3, 2005, the Company issued 1,666,666 flow-through Common Shares at $1.20 per share through private placement for total gross proceeds of $2,000,000. Of the total number of flow-through Common Shares issued, directors and officers acquired 574,668 flow-through Common Shares or 34% of the total issued.

16. SUBSEQUENT EVENTS

On March 17, 2006, the Company established a revolving, demand credit facility with its bank, the National Bank of Canada. The facility makes available to the Company the amount of $6,500,000 under a revolving, demand credit facility. Principal balances outstanding bear interest at prime plus 1/2% (bank prime at March 17, 2006 was 5.50%). The credit facility is subject to periodic review and is collateralized by a general assignment of book debts and a floating charge debenture of $20,000,000 covering all the assets of the Company. The Company covenants to maintain a working capital ratio greater than 1.0, such ratio (comprised of current assets divided by current liabilities), to include as a current asset, the undrawn credit available to the Company. A standby fee of 0.125% per annum is levied on the unused portion of the facility.